SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (Amendment No. 5)(1)

                            IMPAX LABORATORIES, INC.
                  (formerly GLOBAL PHARMACEUTIUCAL CORPORATION)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45256B101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Larry A. Kimmel
                               Robert Fleming Inc.
                           320 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 508-3610
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)


----------
1
       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  45256B101                   13D                   Page 2 of 12 Pages


            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
            2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A) [X]
                                                                     (B)

--------------------------------------------------------------------------------

            3        SEC USE ONLY


--------------------------------------------------------------------------------

            4        SOURCE OF FUNDS*

                                WC
--------------------------------------------------------------------------------

            5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                DELAWARE
--------------------------------------------------------------------------------

                7     SOLE VOTING POWER

 NUMBER OF                0
   SHARES       --------------------------------------------------------------
BENEFICIALLY    8     SHARED VOTING POWER*
  OWNED BY
    EACH
 REPORTING                0
PERSON WITH     --------------------------------------------------------------
                9     SOLE DISPOSITIVE POWER

                          0
                --------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                          0
               --------------------------------------------------------------

--------------------------------------------------------------------------------


           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                                SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           14        TYPE OF REPORTING PERSON*

                                PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   CUSIP No. 45256B101             13D                      Page 3 of 12 Pages

            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------

            2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (A) [X]
                                                                       (B)

--------------------------------------------------------------------------------

            3        SEC USE ONLY


--------------------------------------------------------------------------------

            4        SOURCE OF FUNDS*

                                WC
--------------------------------------------------------------------------------

            5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                BERMUDA
--------------------------------------------------------------------------------

                       7     SOLE VOTING POWER

 NUMBER OF                              0
   SHARES             -------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER
  OWNED BY
    EACH                                0
 REPORTING            -------------------------------------------------------
PERSON WITH            9     SOLE DISPOSITIVE POWER

                                        0
                      -------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                        0
                      -------------------------------------------------------
--------------------------------------------------------------------------------

           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                                SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           14        TYPE OF REPORTING PERSON*

                                PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101                 13D                      Page 4 of 12 Pages


            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------

            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (A)[X]:
                                                                 (B)

--------------------------------------------------------------------------------

            3        SEC USE ONLY


--------------------------------------------------------------------------------

            4        SOURCE OF FUNDS*

                                     AF
--------------------------------------------------------------------------------

            5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER

 NUMBER OF                            0
   SHARES              -------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER
  OWNED BY
    EACH                              0
 REPORTING             -------------------------------------------------------
PERSON WITH             9     SOLE DISPOSITIVE POWER

                                      0
                       -------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                     0
                       -------------------------------------------------------

--------------------------------------------------------------------------------

           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES*

--------------------------------------------------------------------------------

           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           14        TYPE OF REPORTING PERSON*

                                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101                   13D                    Page 5 of 12 Pages


            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------

            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (A) [X]
                                                                    (B)

--------------------------------------------------------------------------------

            3        SEC USE ONLY


--------------------------------------------------------------------------------

            4        SOURCE OF FUNDS*

                                     AF
--------------------------------------------------------------------------------

            5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------

                       7     SOLE VOTING POWER

 NUMBER OF                        5,458,334
   SHARES             -------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER
  OWNED BY
    EACH                                  0
 REPORTING            -------------------------------------------------------
PERSON WITH            9     SOLE DISPOSITIVE POWER

                                  5,458,334
                      -------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                          0

                      -------------------------------------------------------

-------------------------------------------------------------------------------

           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                                     SEE ITEM 5 OF ATTACHED SCHEDULE

-------------------------------------------------------------------------------

           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES*

-------------------------------------------------------------------------------

           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     SEE ITEM 5 OF ATTACHED SCHEDULE
-------------------------------------------------------------------------------

           14        TYPE OF REPORTING PERSON*

                                     OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101                  13D                    Page 6 of 12 Pages


            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     ROBERT FLEMING INC.
--------------------------------------------------------------------------------

            2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (A) [X]
                                                              (B)

--------------------------------------------------------------------------------

            3        SEC USE ONLY


--------------------------------------------------------------------------------

            4        SOURCE OF FUNDS*

                                     AF
--------------------------------------------------------------------------------

            5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------

                      7     SOLE VOTING POWER

 NUMBER OF                      833,300
   SHARES            ---------------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER
  OWNED BY
    EACH                                    0
 REPORTING           ---------------------------------------------------------
PERSON WITH           9     SOLE DISPOSITIVE POWER

                                            833,300
                     ---------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                            0

                     ---------------------------------------------------------

--------------------------------------------------------------------------------


           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------

           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           14        TYPE OF REPORTING PERSON*

                                     IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101                 13D                      Page 7 of 12 Pages


            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. MORGAN CHASE & CO. ("JPMC")*
                     * JPMC disclaims any beneficial ownership of the shares of Impax Laboratories, Inc. reported as beneficially owned by any other Reporting Person. JPMC is named herein solely for informational purposes.
--------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (A)
                                                                   (B)

--------------------------------------------------------------------------------

            3        SEC USE ONLY

--------------------------------------------------------------------------------

            4        SOURCE OF FUNDS*
                                     AF
--------------------------------------------------------------------------------

            5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER

                                        0
                      ---------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                            0
  OWNED BY            ---------------------------------------------------------

    EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                             0
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                        0



--------------------------------------------------------------------------------

           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                            0
--------------------------------------------------------------------------------

           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES*

--------------------------------------------------------------------------------

           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  0%
--------------------------------------------------------------------------------

           14        TYPE OF REPORTING PERSON*

                                     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.              SECURITY AND ISSUER

           This Amendment No. 5 to the Statement on Schedule 13D originally filed on March 12, 1999, as amended by Amendment No. 1 thereto filed on July 15, 1999, Amendment No. 2 thereto filed on December 27, 1999, Amendment No. 3 filed on May 12, 2000, Amendment No. 4 thereto filed on December 20, 2000 (as so amended, the "Statement") with respect to the common stock, $.01 par value per share (the "Common Stock"), of Impax Laboratories, Inc., a Delaware corporation (the "Issuer") amends and restates Items 2 and 5 and Appendices 1 and 2, and supplements Item 7. The address of the Issuer's principal executive offices is 30831 Huntwood Avenue, Haywood, California 94544. Information in the original
Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 5. Responses to each item below are incorporated by reference into each other item, as applicable.

None of the Reporting Persons has made any additional purchases or sales of stock of the Issuer since the events described in Amendment No. 4 to Schedule 13D. This Amendment No. 5 relates to changes in the ownership structure of certain Fleming entities in connection with the acquisition of Robert Fleming Holdings Limited by The Chase Manhattan Corporation and the subsequent merger of J.P. Morgan & Co. Incorporated with and into The Chase Manhattan Corporation. Upon completion of the merger December 31, 2000, The Chase Manhattan Corporation changed its name to "J.P. Morgan Chase & Co."


ITEM 2.              IDENTITY AND BACKGROUND

           This Statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P. ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming Inc. ("RFI"), investment adviser to Fleming US Discovery Investment Trust and Fleming US Discovery Fund, controlling member of Discovery and the sole limited partner of Fleming Partners and (vi) J.P. Morgan Chase & Co. ("JPMC"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons"). Robert Fleming Holdings Limited ("RFH"), a United Kingdom company and a reporting person on the filing of the original Schedule 13D and amendments thereto, is no longer a direct or indirect parent of any Reporting Person, and therefore, is no longer a Reporting Person for the purposes of this Statement.

      The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

      The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"). Fleming Bermuda is a company organized in Bermuda. Its principal business and office address is c/o Bank of Bermuda, Ltd., 6 Front St., Hamilton HM 11, Bermuda. Its principal business is to serve as a general partner of the Offshore Fund.

      During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.


ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------               -------------------------------------------------


                     Not applicable.


ITEM 4.              PURPOSES OF TRANSACTIONS
-------              ------------------------

                     No change.


ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER
-------              ------------------------------------

           As of the date hereof, the US Fund holds (w) 718,167 shares of Common Stock; (x) 43,093 shares of Series 1-A Preferred Stock, which are convertible into 2,154,650 shares of Common Stock, subject to certain anti-dilution provisions (the "US Fund Series 1-A Conversion Shares"), (y) 64,637 shares of Series 2 Convertible Preferred Stock (the "US Fund Series 2 Preferred Stock"), which are convertible into 1,292,740 shares of Common Stock, subject to certain anti-dilution provisions (the "US Fund Series 2 Conversion Shares"), and (z) warrants to purchase up to 538,662 shares of Common Stock (the "US Fund Warrant Shares").

           As of the date hereof, the Offshore Fund holds (w) 115,167 shares of Common Stock (the "Offshore Fund Common Stock"), (x) 6,907 shares of Series 1-A Preferred Stock, which are convertible into 345,350 shares of Common Stock, subject to certain anti-dilution provisions (the "Offshore Fund Series 1-A Conversion Shares"), (y) 10,363 shares of Series 2 Convertible Preferred Stock (the "Offshore Fund Series 2 Preferred Stock"), which are convertible into 207,260 shares of Common Stock, subject to certain anti-dilution provisions (the "Offshore Fund Series 2 Conversion Shares"), and (z) warrants to purchase up to 86,338 shares of Common Stock (the "Offshore Fund Warrant Shares").

           As of the date hereof, Robert Fleming Nominees Limited, a partnership that holds, as nominee, securities of funds advised by RFI ("RF Nominees"), holds 833,300 shares of Common Stock (the "RF Nominees Common Stock"), which are owned by two funds, Fleming US Discovery Investment Trust and Fleming US Discovery Fund, for whom RFI serves as investment adviser. RF Nominees is owned 100% by RFH.

           Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the US Fund and the Offshore Fund may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As investment adviser to the two funds that own the RF Nominees Common Stock, controlling member of Discovery and the sole limited partner of Fleming Partners, for purposes of Rule 13d-3 promulgated under the Exchange Act, RFI may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares, the Offshore Fund Warrant Shares and the RF Nominees Common Stock. RFI is 100% owned by JPMC. Thus, as the parent of RFI, for purposes of Rule 13d-3 promulgated under the Exchange Act, JPMC may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares, the Offshore Fund Warrant Shares and the RF Nominees Common Stock. JPMC disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by any other Reporting Person. JPMC is named herein solely for informational purposes.

           As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the US Fund, the Offshore Fund, Fleming Partners, and Discovery may be deemed to have beneficially owned 16.7% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon
(i) 28,052,317 (25,635,648 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of October 25, 2000 and 2,416,669 shares issued pursuant to the Stock Purchase Agreements), (ii) the US Fund Common Stock and the Offshore Fund Common Stock (833,334), (iii) the number of shares of Common Stock (2,500,000) issuable upon conversion of the US Fund Series 1-A Preferred Stock and Offshore Fund Series 1-A Preferred Stock, (iv) the number of shares of Common Stock (1,500,000) issuable upon conversion of the US Fund Series 2 Preferred Stock and Offshore Fund Series 2 Preferred Stock and (v) the number of shares of Common Stock (625,000) issuable upon exercise of the US Fund Warrant Shares and the Offshore Fund Warrant Shares.

           The percentage is calculated by dividing 5,458,334 (which is the sum of 833,334, 2,500,000, 1,500,000 and 625,000) by 32,677,317 (which is the sum of
2,500,000, 1,500,000, 625,000, 25,635,648 and 2,416,669).

           As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of RFI and JPMC may be deemed to have owned beneficially 19.25% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon upon (i) 28,052,317 (25,635,648 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of October 25, 2000 and 2,416,669 shares issued pursuant to the Stock Purchase Agreements, (ii) the US Fund Common Stock and the Offshore Fund Common Stock (833,334), (iii) the number of shares of Common Stock (2,500,000) issuable upon conversion of the US Fund Series 1-A Preferred Stock and Offshore Fund Series 1-A Preferred Stock,
(iv) the number of shares of Common Stock (1,500,000) issuable upon conversion of the US Fund Series 2 Preferred Stock and Offshore Fund Series 2 Preferred Stock, (v) the number of shares of Common Stock (625,000) issuable upon exercise of the US Fund Warrant Shares and the Offshore Fund Warrant Shares and (vi) the RFI Common Stock (833,300).

           The percentage is calculated by dividing 6,291,634 (which is the sum of 833,334, 2,500,000, 1,500,000, 625,000 and 833,300) by 32,677,317 (which is the sum of 2,500,000, 1,500,000, 625,000, 25,635,648 and 2,416,669).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for Fleming US Discovery Investment Trust and Fleming US Discovery Fund is set forth in Appendix 1 and Appendix 2 hereto.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------    ---------------------------------------------------------------------
           TO SECURITIES OF THE ISSUER
          ----------------------------

                     No change.



ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS
-------    ---------------------------------

           The following additional material is filed as an Exhibit to this Amendment No. 5:

           Exhibit 1 -         Joint Filing Agreement.

           Exhibit 2 -         Limited Partnership Agreement of Fleming
                               Discovery Offshore Fund III, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D of Robert Fleming Inc. with respect to the securities of Anicom, Inc. filed on July 29,
                               1997).

           Exhibit 3 -         Limited Partnership Agreement of Fleming US
                               Discovery Fund III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D of Robert Fleming Inc. with respect to the securities of Anicom, Inc. filed on July 29,
                               1997).

           Appendix 1-         Address, Organization and Principal Business of
                               Each Reporting Person Required by Item 2

           Appendix 2-         Information About Each Reporting Person Required
                               by Item 2

                                    SIGNATURE

           After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 14, 2001

                            FLEMING US DISCOVERY FUND III, L.P.

                            By: Fleming US Discovery Partners, L.P., its
                                   general partner
                                   By: Fleming US Discovery, LLC, its
                                        general partner

                                    By:  /S/ ROBERT L. BURR
                                        ---------------------------------------
                                        Robert L. Burr, Member

                            FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                            By: Fleming US Discovery Partners, L.P, its
                                  general partner
                                   By: Fleming US Discovery, LLC, its
                                        general partner

                                    By:  /S/ ROBERT L. BURR
                                         --------------------------------------
                                         Robert L. Burr, Member

                                      FLEMING US DISCOVERY PARTNERS, L.P.

                            By: Fleming US Discovery, LLC, its general partner

                                    By:  /S/ ROBERT L. BURR
                                         ------------------------------------
                                         Robert L. Burr, Member

                            FLEMING US DISCOVERY, LLC

                                    By:  /S/ ROBERT L. BURR
                                         ------------------------------------
                                         Robert L. Burr, Member

                            ROBERT FLEMING INC.

                                    By:  /S/ ARTHUR A. LEVY
                                         -------------------------------------
                                         Arthur A. Levy, Director

                            J.P. MORGAN CHASE & CO.

                                      By: /S/ SUSAN S. SPAGNOLA
                                         -----------------------------------
                                         Susan S. Spagnola,
                                            Assistant Corporate Secretary

Exhibit 1
                             JOINT FILING AGREEMENT
      Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D/A dated February 14, 2001 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Impax Laboratories, Inc. Such joint filings may be executed by one or more of us on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Dated:  February 14, 2001

                             FLEMING US DISCOVERY FUND III, L.P.

                             By: Fleming US Discovery Partners, L.P., its
                                    general partner
                                    By: Fleming US Discovery, LLC, its
                                        general partner

                                    By:  /S/ ROBERT L. BURR
                                        -------------------------
                                        Robert L. Burr, Member

                             FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                             By: Fleming US Discovery Partners, L.P, its
                                     general partner
                                     By: Fleming US Discovery, LLC, its
                                          general partner

                                     By:  /S/ ROBERT L. BURR
                                          --------------------------
                                          Robert L. Burr, Member

                                       FLEMING US DISCOVERY PARTNERS, L.P.

                             By: Fleming US Discovery, LLC, its general partner

                                          By:  /S/ ROBERT L. BURR
                                              --------------------------
                                               Robert L. Burr, Member

                             FLEMING US DISCOVERY, LLC

                                           By:  /S/ ROBERT L. BURR
                                               -------------------------------
                                               Robert L. Burr, Member

                             ROBERT FLEMING INC.

                                           By:  /S/ ARTHUR A. LEVY
                                           ------------------------------------
                                            Arthur A. Levy, Director

                             J.P. MORGAN CHASE & CO.

                                       By:     /S/ SUSAN S. SPAGNOLA
                                           ------------------------------------
                                           Susan S. Spagnola,
                                              Assistant Corporate Secretary

                                   APPENDIX 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5



                              PRINCIPAL BUSINESS AND OFFICE           PLACE OF
REPORTING PERSON              ADDRESS                               ORGANIZATION                  PRINCIPAL BUSINESS
----------------              -------                               ------------                  ------------------

FLEMING US DISCOVERY FUND   320 Park Avenue                    Delaware limited partnership     to invest in securities with a view
III, L.P. ("US FUND")       11th Floor                                                          to long-term capital appreciation
                            New York, NY 10022
FLEMING US DISCOVERY        c/o Bank of Bermuda, Ltd           Bermuda limited partnership      to invest in securities with a view
OFFSHORE FUND III, L.P.     6 Front St                                                          to long-term capital appreciation
("OFFSHORE FUND," WITH
US FUNDS THE                Hamilton HM 11 Bermuda
"FUNDS")

FLEMING US DISCOVERY        320 Park Avenue,                   Delaware limited partnership     to act as the general partner  of
PARTNERS, L.P.              11th Floor                                                          the Funds
("FLEMING PARTNERS")        New York, NY  10022
FLEMING US DISCOVERY, LLC   320 Park Avenue,                   Delaware limited liability       to act as the sole general partner
                            11th Floor                         companY                          of Fleming Partners
                            New York, NY 10022

ROBERT FLEMING INC.         320 Park Avenue,                   Delaware corporation             a registered investment adviser and
                            11th Floor                                                          broker-dealer
                            New York, NY 10022

J.P. MORGAN CHASE & CO.     270 Park Avenue,                   Delaware corporation             a parent holding company
                            New York, N.Y.  10017

OTHER
FLEMING US DISCOVERY        Fleming Investment Trust           United Kingdom Investment Trust  an investment manager
 INVESTMENT TRUST           Management Limited
                            10 Aldermanbury
                            London EC2V 7RF

FLEMING US DISCOVERY        Fleming Fund Management            A Societe Anonyme                an investment manager
FUND                        (Luxembourg) S.a r.l               incorporated under the laws
                            European Bank & Business Center    of the Grand Duchy of
                            6 route de Treves                  Luxembourg
                            L-2633 Senningerberg
                            Grand-Duchy of Luxembourg



                                                                      Appendix 2

                       INFORMATION ABOUT REPORTING PERSONS
                               REQUIRED BY ITEM 2


              MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC

MANAGERS
          Robert Fleming Inc.
          Robert L. Burr
          Christopher M.V. Jones*
          Eytan M. Shapiro*
          Timothy R.V. Parton*

EXECUTIVE COMMITTEE

           Arthur A. Levy
           Iain O.S. Saunders
           Jonathan K.L. Simon
           Robert L. Burr
           Christopher M.V. Jones

INVESTMENT COMMITTEE

           Robert L. Burr
           Christopher M.V. Jones
           Eytan M. Shapiro
           Timothy R.V. Parton
           David J. Edwards*
           Robert M. Zech

* Eytan M. Shapiro, Christopher M.V. Jones, Timothy R.V. Parton and David J. Edwards are United Kingdom citizens. Robert L. Burr and Robert M. Zech are United States citizens. Their business address is 320 Park Avenue, 11th Floor, New York, New York 10022. The citizenship and business address, for each of the remaining persons listed above is contained in "Executive Officers and Directors of Robert Fleming Inc."

             EXECUTIVE OFFICERS AND DIRECTORS OF ROBERT FLEMING INC.


Name:                                     William Robert Maas
Citizenship:                              United States
Business Address:                         The Chase Manhattan Bank
                                          270 Park Avenue
                                          New York, N.Y.  10017
Title:                                    Director

Name:                                     Arthur A. Levy
Citizenship:                              United States
Business Address:                         Robert Fleming Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    Chairman and Director

Name:                                     Christopher M.V. Jones
Citizenship:                              United Kingdom
Business Address:                         Robert Fleming Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    Director

Name:                                     Larry A. Kimmel
Citizenship:                              United States
Business Address:                         Robert Fleming Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    President and Director

Name:                                     Jonathan K.L. Simon
Citizenship:                              United Kingdom
Business Address:                         Robert Fleming Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    Director

Name:                                     Leonard Lubrano
Citizenship:                              United States
Business Address:                         Robert Fleming Inc.
                                          320 Park Avenue
                                          New York, NY 10022
Title:                                    Chief Financial Officer
                                              and Senior Vice President
Name:                                     Charlie Bridge
Citizenship:                              United Kingdom
Business Address:                         Robert Fleming Securities
                                          10 Aldermanbury
                                          London  EC2V 7RF
Title:                                    Director

Name:                                     Eduardo Canet
Citizenship:                              United States
Business Address:                         Robert Fleming Inc.
                                          320 Park Avenue
                                          New York, NY  10022
Title:                                    Director


*With the exception of William Maas and Charlie Bridge, the business address for each of the above persons is 320 Park Avenue, New York, N.Y. 10022.

                             J.P. MORGAN CHASE & CO.

                          EXECUTIVE AND OTHER OFFICERS*

Douglas A. Warner III      Chairman of the Board,
                           Co-Chair of the Executive Committee
William B. Harrison Jr.    President and CEO,
                           Co-Chair of the Executive Committee
Geoffrey T. Boisi          Vice Chairman/Co-CEO of the investment bank
David A. Coulter           Vice Chairman/Head of the retail business;
                           leads the new firm's Internet initiatives
Ramon de Oliveira          Managing Director/Head of asset management and
                           wealth management business
Walter A. Gubert           Chairman of the investment bank; Chair
                              of European region
Thomas B. Ketchum          Managing Director/Chair of Technology Council;
                           Co-chair of the merger integration team
Donald H. Layton           Vice Chairman/Co-CEO of the investment bank
James B. Lee Jr.           Vice Chairman/Head of the investment bank's new
                             business and commitments committees
Marc J. Shapiro            Vice Chairman/Head of finance, risk management, and
                              administration; Co-chair of the merger
                           integration team
Jeffrey C. Walker          Senior managing partner/Head of the
                              private equity group
Dina Dublon                Chief Financial Officer
John C. Farrell            Director Human Resources
Frederick W. Hill          Director Corporate Marketing and Communications
William H. McDavid         General Counsel
Peter Gleysteen            Chief Credit Officer
Leslie Daniels Webster     Head Market Risk Management

*Principal occupation is employee and/or officer of JPMC. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

**Each of the persons named below is a citizen of the United States of America, other than Walter A. Gubert, who is an Italian citizen.


                                   DIRECTORS**

Hans W. Becherer                  Retired Chairman and Chief Executive Officer
                                  Deere & Co.
                                  One John Deere Place
                                  Moline, Illinois  61265
Riley P. Bechtel                  Chairman and Chief Executive Officer
                                  Bechtel Group, Inc.
                                  P.O. Box 193965
                                  San Francisco, California  94119-3965

Frank A. Bennack, Jr.             President and Chief Executive Officer
                                  The Hearst Corporation
                                  959 Eighth Avenue
                                  New York, New York   10019
Lawrence A. Bossidy               Retired Chairman of the Board
                                  Honeywell International Inc.
                                  c/o J.P. Morgan Chase & Co.
                                  270 Park Avenue
                                  New York, New York  10017-2070
M. Anthony Burns                  Chairman
                                  Ryder System, Inc.
                                  3600 N.W. 82nd Avenue
                                  Miami, FL   33196
H. Laurance Fuller                Retired Co-Chairman
                                  BP Amoco p.l.c.
                                  c/o J.P. Morgan Chase & Co.
                                  270 Park Avenue
                                  New York, New York  10017-2070
Ellen V. Futter                   President and Trustee
                                  American Museum of Natural History
                                  Central Park West at 79th Street
                                  New York, New York  10024
William H. Gray, III              President and Chief Executive Officer
                                  The College Fund/UNCF
                                  9860 Willow Oaks Corporate Drive
                                  P.O. Box 10444
                                  Fairfax, Virginia   22031
William B. Harrison, Jr.          President and Chief Executive Officer
                                  J.P. Morgan Chase & Co.
                                  270 Park Avenue
                                  New York, New York   10017-2070
Helene L. Kaplan                  Of Counsel
                                  Skadden, Arps, Slate, Meagher &  Flom LLP
                                  Four Times Square
                                  New York, New York  10036
Lee R. Raymond                    Chairman of the Board and
                                    Chief Executive Officer
                                  Exxon Mobil Corporation
                                  5959 Las Colinas Boulevard
                                  Irving, Texas  75039-2298
John R. Stafford                  Chairman, President and
                                    Chief Executive Officer
                                  American Home Products Corporation
                                  Five Giralda Farms
                                  Madison, New Jersey   07940
Lloyd D. Ward                     Former Chairman of the Board and
                                    Chief Executive Officer
                                  Maytag Corporation
                                  c/o J.P. Morgan Chase & Co.
                                  270 Park Avenue
                                  New York, New York  10017-2070

Douglas A. Warner III             Chairman of the Board
                                  J.P. Morgan Chase & Co.
                                  270 Park Avenue
                                  New York, New York  10017-2070
Marina v. N. Whitman              Professor of Business Administration
                                     and Public Policy
                                  The University of Michigan
                                  School of Public Policy
                                  411 Lorch Hall, 611 Tappan Street
                                  Ann Arbor, Michigan   48109-1220